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                           September 13, 2022

       Eli Kalif
       Executive Vice President, Chief Financial Officer
       Teva Pharmaceutical Industries Limited
       124 Dvora HaNevi   a Street
       Tel Aviv, Israel 6944020

                                                        Re: Teva Pharmaceutical
Industries Limited
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 9,
2022
                                                            File No. 001-16174

       Dear Mr. Kalif:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Supplemental Non-GAAP Income Data, page 73

   1. We note that you modified your non-GAAP reconciliation in your 2021 Annual and
                                                        Quarterly Reports to
essentially present a full non-GAAP Statement of Income, which is specifically prohibited
by Question 102.10 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures. Please confirm that you will revise your future filings to
eliminate the full non-GAAP Statement of Income and provide us with a draft of your
proposed changes.
 Eli Kalif
FirstName LastNameEli  Kalif Limited
Teva Pharmaceutical Industries
Comapany 13,
September NameTeva
              2022 Pharmaceutical Industries Limited
September
Page 2    13, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at 202-551-4391 or Frank Wyman at 202-551-3660 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences